UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NantHealth, Inc.

(Name of Issuer)

Common Stock, Par value $0.0001 per share

(Title of Class of Securities)

630104107

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 630104107

1.	Names of Reporting Persons California Capital Equity, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 (See Item 4(a) below)
	6.	Shared Voting Power 70,113,411 (See Item 4(a) below)
	7.	Sole Dispositive Power 0 (See Item 4(a) below)
	8.	Shared Dispositive Power 70,113,411 (See Item 4(a) below)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 70,113,411 (See Item 4(a) below)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 64.7%(1) (See Item 4(b) below)
12.	Type of Reporting Person (See Instructions) CO

(1)	This number represents the percentage obtained by: dividing (a) the total number of shares of the Issuer’s common stock being reported in this Statement (70,113,411) by (b) the number of shares of the Issuer’s common stock outstanding on November 10, 2017 (108,329,668), based on information publicly disclosed by the Issuer.

CUSIP No. 630104107

1.	Names of Reporting Persons Nantworks, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 (See Item 4(a) below)
	6.	Shared Voting Power 70,113,411 (See Item 4(a) below)
	7.	Sole Dispositive Power 0 (See Item 4(a) below)
	8.	Shared Dispositive Power 70,113,411 (See Item 4(a) below)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 70,113,411 (See Item 4(a) below)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 64.7%(2) (See Item 4(b) below)
12.	Type of Reporting Person (See Instructions) CO

(2)	This number represents the percentage obtained by: dividing (a) the total number of shares of the Issuer’s common stock being reported in this Statement (70,113,411) by (b) the number of shares of the Issuer’s common stock outstanding on November 10, 2017 (108,329,668), based on information publicly disclosed by the Issuer.

CUSIP No. 630104107

1.	Names of Reporting Persons Patrick Soon-Shiong
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 (See Item 4(a) below)
	6.	Shared Voting Power 70,113,411 (See Item 4(a) below)
	7.	Sole Dispositive Power 0 (See Item 4(a) below)
	8.	Shared Dispositive Power 70,113,411 (See Item 4(a) below)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 70,113,411 (See Item 4(a) below)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 64.7%(3) (See Item 4(b) below)
12.	Type of Reporting Person (See Instructions) IN

(3)	This number represents the percentage obtained by: dividing (a) the total number of shares of the Issuer’s common stock being reported in this Statement (70,113,411) by (b) the number of shares of the Issuer’s common stock outstanding on November 10, 2017 (108,329,668), based on information publicly disclosed by the Issuer.

Item 1.

	(a)	Name of Issuer:

NantHealth, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

9920 Jefferson Boulevard
Culver City, CA 90232

Item 2.

	(a)	Name of Person Filing:

California Capital Equity, LLC (“Cal Cap”), Nantworks, LLC (“Nantworks”), and Patrick Soon-Shiong. Cal Cap directly owns all of the equity interests of Nantworks. Dr. Soon-Shiong directly owns all of the equity interests of Cal Cap and has voting and dispositive power over shares held by Cal Cap. Each of Cal Cap, Nantworks, and Dr. Soon-Shiong may be referred to herein as a “Reporting Person.”

	(b)	Address of Principal Business Office or, if none, Residence:

9920 Jefferson Boulevard
Culver City, CA 90232

	(c)	Citizenship:

Cal Cap and Nantworks are limited liability companies organized under the laws of the State of Delaware. Dr. Soon-Shiong is a U.S. citizen.

	(d)	Title of Class of Securities:

Common Stock, $0.0001 par value per share

	(e)	CUSIP Number:

630104107

Item 3.		If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.		Ownership.

	(a)	Amount beneficially owned:

Each of the Reporting Persons may be deemed to beneficially own an aggregate of 70,113,411 shares of the Issuer’s common stock.

	(b)	Percent of class:

64.7%

The ownership percentage above is calculated by dividing (a) the total number of shares of the Issuer’s common stock being reported in this Statement (70,113,411) by (b) the number of shares of the Issuer’s common stock outstanding on November 10, 2017 (108,329,668), based on information publicly disclosed by the Issuer.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote

None.

	(ii)	Shared power to vote or to direct the vote

Cal Cap: 70,113,411 shares

Nantworks: 70,113,411 shares

Patrick Soon-Shiong: 70,113,411 shares

	(iii)	Sole power to dispose or to direct the disposition of

None.

	(iv)	Shared power to dispose or to direct the disposition of

Cal Cap: 70,113,411 shares

Nantworks: 70,113,411 shares

Patrick Soon-Shiong: 70,113,411 shares

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2018

CALIFORNIA CAPITAL EQUITY, LLC

By:	/s/ Charles Kenworthy
Name:	Charles Kenworthy
Title:	Manager

NANTWORKS, LLC

By:	/s/ Charles Kenworthy
Name:	Charles Kenworthy
Title:	Authorized Signatory

/s/ Patrick Soon-Shiong
Patrick Soon-Shiong

INDEX TO EXHIBITS

Exhibit No.	Exhibit

1.	Joint Filing Statement, dated February 14, 2018, by and among California Capital Equity, LLC, Nantworks, LLC, and Patrick Soon-Shiong.